Allen & Overy LLP 1221 Avenue of the Americas New York NY 10020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina E. Chalk, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

Tel 212 610 6300 Fax 212 610 6399 peter.harwich@allenovery.com

June 27, 2013

Re:	D.E Master Blenders 1753 N.V.
Schedule 14D-9s filed June 6, 2013 and June 19, 2013
Schedule 14D-9Cs filed May 16, May 17, June 6, and June 12, 2013
File No. 5-86899

Dear Ms. Chalk:

On behalf of, and at the direction of, D.E Master Blenders 1753 N.V. (DEMB), set forth below are responses to the verbal comments of the staff (the Staff) of the U.S. Securities and Exchange Commission (the SEC) received on June 25, 2013, relating to the amended Schedule 14D-9 (the Schedule 14D-9) filed by DEMB on June 19, 2013 (File No. 5-86899). To facilitate your review, we have reproduced the Staff’s comments in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9 and the Position Statement filed as Exhibit (a)(2) thereto (the Position Statement).

Schedule 14D-9 – Exhibit (a)(2)

Position Statement – The Board’s financial assessment of the offer Page 10

1.	Please amend your disclosure on the forecasts used to calculate the enterprise value and equity value for DEMB presented in the last two bullets on page 10 and referenced in footnote 2 to include the explanation provided in your response to comment 4 of the Staff’s comment letter dated June 14, 2013.

In response to the Staff’s comments, we will amend Items 2 through 8 of the Schedule 14D-9 to add the following language:

“Footnote 2 of page 10 of the Position Statement is hereby amended in its entirety to read:

‘EBITDA and net profits for DEMB are based on broker reports prepared by UBS, Goldman Sachs, Rabobank, Morgan Stanley, ABN AMRO, Exane BNP Paribas, Citigroup, Kepler and ING issued before March 27, 2013, which reports forecasted financials on an “adjusted” basis (i.e. pre-exceptional items). Forecasted adjusted EBITDA and forecasted adjusted net profit were calculated by averaging the forecasts from the broker reports and adjusting them to reflect a December, rather than June, year end. These forecasts differ from the forecasts provided on page 18 because the former are based on broker reports while the latter were prepared by DEMB senior management and provided to JAB on 27 March 2013, as described on page 17.’”

Position Statement – Disclaimers on Page 1 and Page 17

2.	Please amend the disclaimers on pages 1 and 17 to eliminate the overly broad disclamatory language that the Staff believes is inappropriate.

In response to the Staff’s comments, we will amend Items 2 through 8 of the Schedule 14D-9 to add the following language:

“The Position Statement is hereby further amended by deleting (i) the last sentence of the first full paragraph of page 2 and (ii) the last two sentences of the fifth paragraph of page 17.”

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If you have any questions with respect to the foregoing, please contact me at (212) 610-6300.

Very truly yours,

/s/ A. Peter Harwich
A. Peter Harwich